Submission of Matters to a Vote

A Special Meeting of the Shareholders of the Common Shares of the Fund was held on February 18, 2010. At that meeting the shareholders approved a new Sub-Advisory Agreement between the Fund, the Advisor and Aviance. 3,634,250 (50.13%) of the outstanding voting securities were voted at the meeting. The number of votes cast in favor of the new Sub-Advisory Agreement was 3,256,080, the number of votes against was 114,493 and the number of abstentions was 263,677. The terms of the new Sub-Advisory Agreement are substantially identical to the terms of the previous Sub-Advisory Agreement. This action was taken to continue to permit Aviance to serve as the Fund's Sub-Advisor. Prior to the meeting Aviance had been serving as the Fund's Sub-Advisor pursuant to an Interim Sub-Advisory Agreement which was approved by the Fund's Board of Trustees and was necessitated by the termination of the previous Sub-Advisory Agreement because of an assignment of that Sub-Advisory Agreement as defined in the 1940 Act resulting from a "change of control" of Aviance caused by the redistribution of certain outstanding ownership interests among its principal owners.

The Joint Annual Meeting of Shareholders of the Common Shares of Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund, Energy Income and Growth Fund, First Trust Enhanced Equity Income Fund, First Trust/Aberdeen Global Opportunity Income Fund, First Trust/FIDAC Mortgage Income Fund, First Trust Strategic High Income Fund, First Trust Strategic High Income Fund II, First Trust/Aberdeen Emerging Opportunity Fund, First Trust Strategic High Income Fund III, First Trust Specialty Finance and Financial Opportunities Fund and First Trust Active Dividend Income Fund was held on April 14, 2010. At the Annual Meeting, Trustees James A. Bowen and Niel B. Nielson were elected by the Common Shareholders of the Fund as Class III Trustees for a three-year term expiring at the Fund's annual meeting of shareholders in 2013. The number of votes cast in favor of Mr. Bowen was 6,792,553, the number of votes against was 170,962 and the number of abstentions was 591,942. The number of votes cast in favor of Mr. Nielson was 6,791,657, the number of votes against was 171,858 and the number of abstentions was 591,942. Richard E. Erickson, Thomas R. Kadlec and Robert F. Keith are the other current and continuing Trustees.